APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Income Statement

Camino Brewing Company LLC
For the year ended December 31, 2018

	2018
Income	
Wholesale and Distribution	88,978.00
Food and Events	40,473.97
POS and Merch	6,487.92
Taproom - Beer	375,973.39
Taproom Discounts (TR)	(1,339.93)
Other Income	3,725.46
Total Income	**514,298.81**
Cost of Goods Sold	
Cost of Goods Sold	115,665.35
Direct Brewing Expenses	99,894.97
Total Cost of Goods Sold	**215,560.32**
Gross Profit	**298,738.49**
Operating Expenses	
General Brewery Expenses	188,635.25
Festival & Events Expenses	1,759.66
Business Development Costs	19,762.41
Wages & Benefits	246,679.13
Professional Fees	128,756.22
Finance Costs	16,453.64
Taxes & Licenses	7,152.97
Depreciation & Amortization	401,672.00
Total Operating Expenses	**1,010,871.28**
Operating Income	**(712,132.79)**
Other Income / (Expense)	
Interest Income	37.22
Suspense	(3,855.09)
Total Other Income / (Expense)	**(3,817.87)**
Net Income	**(715,950.66)**

Balance Sheet

Camino Brewing Company LLC
As of December 31, 2018

	DEC 31, 2018
Assets	
Current Assets	
Cash and Cash Equivalents	69,915.71
Accounts Receivable	15,665.83
Inventory	34,150.90
Total Current Assets	**119,732.44**
Fixed Assets	763,498.24
Long Term Assets	1,930,954.00
Total Assets	**2,814,184.68**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Accounts Payable	123,396.10
Sales Tax Payable	27,484.58
Rounding	0.01
Deposit - Kegs (Distributor) (CORP)	(3,720.00)
Accrued Interest	8,884.03
Total Current Liabilities	**156,044.72**
Long Term Liabilities	
Note Payable - #1	24,320.55
Note Payable - #2	5,005.00
Note Payable - #3	125,000.00
Note Payable - #4	50,000.00
Note Payable - #5	40,000.00
Total Long Term Liabilities	**244,325.55**
Total Liabilities	**400,370.27**
Equity	
Owners Equity	3,129,765.07
Current Year Earnings	(715,950.66)
Total Equity	**2,413,814.41**
Total Liabilities and Equity	**2,814,184.68**

Statement of Cash Flows

Camino Brewing Company LLC
For the year ended December 31, 2018

	2018
Operating Activities	
Receipts from customers	516,062.50
Payments to suppliers and employees	(781,339.06)
Cash receipts from other operating activities	22,608.00
Net Cash Flows from Operating Activities	**(242,668.56)**
Investing Activities	
Payment for property, plant and equipment	(332,835.54)
Other cash items from investing activities	(9,732.39)
Net Cash Flows from Investing Activities	**(342,567.93)**
Financing Activities	
Other cash items from financing activities	347,203.59
Net Cash Flows from Financing Activities	**347,203.59**
Net Cash Flows	**(238,032.90)**
Cash and Cash Equivalents	
Cash and cash equivalents at beginning of period	298,075.76
Cash and cash equivalents at end of period	60,042.86
Net change in cash for period	**(238,032.90)**

Income Statement

Camino Brewing Company LLC
For the year ended December 31, 2019

	2019
Income	
Wholesale and Distribution	77,560.54
Food and Events	52,190.60
POS and Merch	5,051.52
Taproom - Beer	574,676.79
Taproom Discounts (TR)	(10,441.96)
Other Income	11,163.78
Total Income	**710,201.27**
Cost of Goods Sold	
Cost of Goods Sold	72,275.89
Direct Brewing Expenses	67,103.38
COGS Taproom Transfer Kegged Beer	3,631.58
COGS Taproom Transfer Packaged Beer	1,173.98
CA Recycle Fees	709.44
WIP - Loss	4,100.94
Total Cost of Goods Sold	**148,995.21**
Gross Profit	**561,206.06**
Operating Expenses	
General Brewery Expenses	184,925.53
Festival & Events Expenses	35,634.04
Business Development Costs	4,060.83
Wages & Benefits	388,716.69
Professional Fees	30,528.71
Finance Costs	50,135.11
Taxes & Licenses	6,972.50
Depreciation & Amortization	37,807.00
Security - Alarm Monitoring	732.00
Unsecured Property Tax	9,297.06
Office - Storage	3,972.00
Income Tax- State	2,100.00
Finance Charge/Process Fee	22.50
Late Fees	2,434.41
Travel - Parking	10.00
Tips - Point of Sale	(71,516.12)
Insurance - Worker's Comp	17,842.51
Total Operating Expenses	**703,674.77**

	2019
Operating Income	**(142,468.71)**
Other Income / (Expense)	
Interest Income	5.31
Total Other Income / (Expense)	**5.31**
Net Income	**(142,463.40)**

Balance Sheet

Camino Brewing Company LLC
As of December 31, 2019

	DEC 31, 2019
Assets	
Current Assets	
Cash and Cash Equivalents	24,770.39
Accounts Receivable	11,228.12
Inventory	37,718.14
Prepaid - Insurance	4,297.50
Prepaid - Property Tax	9,297.08
Total Current Assets	**87,311.23**
Fixed Assets	821,104.41
Long Term Assets	1,930,954.00
Total Assets	**2,839,369.64**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Accounts Payable	150,434.36
Sales Tax Payable	36,393.76
Rounding	(44.78)
Non-Inventory Payable	1,328.40
Accrued Accounts Payable	6,000.00
Deposit - Kegs (Distributor) (CORP)	1,270.00
Accrued Interest	36,632.94
Total Current Liabilities	**232,014.68**
Long Term Liabilities	
Note Payable - #1	121,860.00
Note Payable - #2	6,605.00
Note Payable - #3	125,000.00
Note Payable - #4	50,000.00
Note Payable - #5	40,000.00
Note Payable - #6	6,000.00
Total Long Term Liabilities	**349,465.00**
Total Liabilities	**581,479.68**
Equity	
Owners Equity	2,410,789.95
Retained Earnings	(10,436.59)

	DEC 31, 2019
Current Year Earnings	(142,463.40)
Total Equity	**2,257,889.96**
Total Liabilities and Equity	**2,839,369.64**

Statement of Cash Flows

Camino Brewing Company LLC
For the year ended December 31, 2019

	2019
Operating Activities	
Receipts from customers	762,252.24
Payments to suppliers and employees	(883,038.07)
Cash receipts from other operating activities	(36,843.48)
Net Cash Flows from Operating Activities	**(157,629.31)**
Investing Activities	
Proceeds from sale of property, plant and equipment	132,352.23
Payment for property, plant and equipment	(192,763.72)
Other cash items from investing activities	35,648.48
Net Cash Flows from Investing Activities	**(24,763.01)**
Financing Activities	
Other cash items from financing activities	141,344.45
Net Cash Flows from Financing Activities	**141,344.45**
Net Cash Flows	**(41,047.87)**
Cash and Cash Equivalents	
Cash and cash equivalents at beginning of period	60,042.86
Cash and cash equivalents at end of period	18,994.99
Net change in cash for period	**(41,047.87)**

Balance Sheet

Camino Brewing Company LLC
As of August 31, 2020

	AUG 31, 2020

Assets

Current Assets

Cash and Cash Equivalents	45,404.34
Accounts Receivable	9,696.32
Inventory	83,786.99
Pre-Paid - Taproom	1,023.05
Prepaid - Insurance	7,197.82
Prepaid - General	2,374.19
Prepaid - Property Tax	0.02
Total Current Assets	**149,482.73**
Fixed Assets	884,092.16
Long Term Assets	1,930,954.00
Total Assets	**2,964,528.89**

Liabilities and Equity

Liabilities

Current Liabilities

Accounts Payable	113,464.91
Sales Tax Payable	48,534.71
Non-Inventory Payable	1,361.62
Accrued Accounts Payable	5,602.54
Leased Brewery Equip	60,000.00
SBA Loan $150k	149,900.00
Gift Cards	600.00
SBA PPP Loan	65,000.00
GoFundMe	3,896.36
Accrued Interest	54,792.72
Total Current Liabilities	**503,152.86**

Long Term Liabilities

Note Payable - #1	121,860.00
Note Payable - #2	6,605.00
Note Payable - #3	125,000.00
Note Payable - #4	50,000.00
Note Payable - #5	40,000.00
Note Payable - #6	6,000.00

	AUG 31, 2020
Note Payable -	8,255.00
Total Long Term Liabilities	**357,720.00**
Total Liabilities	**860,872.86**
Equity	
Owners Equity	2,410,789.95
Retained Earnings	(152,899.99)
Current Year Earnings	(154,233.93)
Total Equity	**2,103,656.03**
Total Liabilities and Equity	**2,964,528.89**

I, Allen Korenstein, certify that:

1. The financial statements of Camino Brewing Company included in this Form are true and complete in all material respects; and
2. The tax return information of Camino Brewing Company included in this Form reflects accurately the information reported on the tax return for Camino Brewing Company for the fiscal years ended 2018 and 2019 (most recently available as of the Date of this Form C).

Signature   *Allen Korenstein*

Name: Allen Korenstein

Title: CEO